ITEM 77D- Policies with Respect to Security Investments

At the March 16, 2006, meeting of the Board of Trustees ("Board") of ING Investors Trust, the Board approved a change in sub-adviser for ING MFS Mid Cap Growth Portfolio from Massachusetts Financial Services Company to Fidelity Management & Research Company, effective August 7, 2006. In connection with the change in sub-adviser, the Portfolio's name will change to ING FMR Mid Cap Growth Portfolio and the Portfolio's principal investment strategies will be revised to allow the Portfolio to normally invest at least 80% of its assets in securities of companies with medium market capitalizations. Although a universal definition of medium market capitalization companies does not exist, for purposes of this Portfolio the new sub-adviser will generally define medium market capitalization companies as those whose market capitalization is similar to the market capitalization of companies in the Russell Midcap Index or the S&P MidCap 400 Index. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the Portfolio's investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 80% policy. The size of the companies in each index changes with market conditions and the composition of the index. The new sub-adviser may also invest the Portfolio's assets in companies with smaller or larger market capitalizations.

At the April 13, 2006 Special Meeting of Shareholders, ING AllianceBernstein Mid Cap Growth Portfolio's shareholders approved changing the fundamental investment objective of the Portfolio to a non-fundamental investment objective of long-term growth of capital.

Effective April 28, 2006, ING Limited Maturity Bond Portfolio's principal investment strategies were revised to allow the Portfolio to invest in credit default swaps.

Effective April 28, 2006, ING Mercury Large Cap Growth and ING Mercury Large Cap Value Portfolios' non-fundamental investment restriction regarding borrowing was revised to remove a portion of the restriction which states that borrowing could only occur for temporary, extraordinary or emergency purposes in amounts not exceeding 20% of the value of the Portfolios' total assets.

Effective April 28, 2006, ING Mercury Large Cap Growth Portfolio's non-fundamental investment restriction regarding lending was revised to remove that part of the restriction that the Portfolio could only lend up to 20% of the Portfolio's net assets.

Effective April 28, 2006, ING T. Rowe Price Equity Income and ING T. Rowe Price Capital Appreciation Portfolios non-principal investment strategies were revised to allow the Portfolios to invest in S&P Depositary Receipts, Holding Company Depositary Receipts and unseasoned companies.

Effective April 28, 2006, ING Van Kampen Equity Growth Portfolio's principal investment strategies were revised to allow the Portfolio to invest up to 25% in foreign securities and up to 10% in emerging market securities.

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Effective April 28, 2006, ING Van Kampen Growth and Income Portfolio's principal investment strategies to allow the Portfolio to invest up to 15% in real estate investment trusts ("REITS").

At the May 25, 2006, meeting of the Board of Trustees ("Board") of ING Investors Trust, the Board approved a change in sub-adviser for ING Goldman Sachs TollkeeperSM Portfolio from Goldman Sachs Asset Management, L.P. to ING Investment Management Co., effective August 7, 2006, pending shareholder approval. In connection with the change in sub-adviser, the Portfolio's name will change to ING Global Technology Portfolio and the Portfolio's principal investment strategies will be revised to allow the Portfolio to invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes (measured at time of purchase), in companies whose primary business is the manufacturing of goods or provision of value-added services within or to the Information Technology industry, as well as to other related industries such as Telecommunications Services, Media and certain other companies whose businesses may fit such a description. The Portfolio will invest in securities of issuers in a number of different countries, including the United States. Opportunistic investments may be placed in companies in the Biotechnology and Medical Devices industries if the new sub-adviser believes a company has a promising product which can be brought to market profitably and with high barriers to competitive threat. The Portfolio may invest in companies in all stages of corporate development, ranging from new companies developing a promising technology or scientific advancement to established companies with a record of producing differentiated products and market-leading technologies.

Effective June 1, 2006, ING Equities Plus Portfolio's principal investment strategies were revised to allow the Portfolio to invest in credit default swaps.